UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Michelle Dipp, M.D., Ph.D.

c/o OvaScience, Inc.

215 First Street, Suite 240

Cambridge, MA 02142

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

In lieu of any cash salary or bonus from OvaScience, Dr. Dipp has elected to receive restricted stock and stock options throughout her tenure since co-founding OvaScience in 2011. Dr. Dipp has additionally bought OvaScience stock in the open market pursuant to 10b5-1 purchase plans over time. Dr. Dipp has never sold any OvaScience shares. Dr. Dipp’s beneficial ownership of OvaScience is now greater than 5%. This filing was specifically triggered by the fact that the first tranche (50,000 options) of the 200,000 options that were granted to Dr. Dipp in December 2014 will vest in December 2015, as previously disclosed.  The options have an exercise price of $32.36 per share. This near term vesting caused Dr. Dipp’s beneficial ownership to cross the 5% beneficial ownership threshold that triggers a filing since beneficial ownership includes securities exercisable within 60 days.

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,436,964

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,436,964

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,964

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.18%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 215 First Street, Suite 240, Cambridge, Massachusetts 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

This Statement is filed by Michelle Dipp, M.D., Ph.D. (“Dr. Dipp” or the “Reporting Person”).  Dr. Dipp is an individual and citizen of the United States.  Dr. Dipp has a business address of c/o OvaScience, Inc., 215 First Street, Suite 240, Cambridge, Massachusetts 02142.  Dr. Dipp is the CEO and a member of the Board of Directors of the Issuer.  Dr. Dipp is also a partner of Longwood Fund, LP, a venture capital investment fund and previous stockholder of the Issuer.

During the last five years, Dr. Dipp has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the formation of the Issuer, on April 7, 2011, Dr. Dipp purchased 1,420,000 shares of Common Stock of the Issuer for an aggregate purchase price of $2,840.  All such shares were acquired with personal funds of Dr. Dipp.  On March 28, 2012, the Issuer underwent a 1-for-2.023 reverse stock split, after which Dr. Dipp held 701,927 shares of Common Stock.

On December 5, 2012, Dr. Dipp received a grant of time- and-performance-based restricted stock units of the Issuer.  All 128,205 time-based restricted stock units have vested.  Additionally, 19,230 and 32,052 of the performance-based restricted stock units that were granted to Dr. Dipp on December 5, 2012 vested on December 31, 2013 and December 31, 2014, respectively.  The restricted stock units were granted to Dr. Dipp at no cost.  In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

On December 5, 2012, Dr. Dipp was granted stock options to purchase 339,313 shares of Common Stock at an exercise price of $7.80 per share, which vest over a four year period in quarterly installments beginning December 31, 2012.  233,277 of such stock options have vested, and therefore, Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing.  Such stock options were granted to Dr. Dipp at no cost.

On June 13, 2014, Dr. Dipp was granted stock options to purchase 500,000 shares of Common Stock at an exercise price of $8.43 per share, which vest over a four year period in quarterly installments beginning September 13, 2014.  156,250 of such stock options have vested, and 31,250 shares will vest within 60 days of the date of this filing, and therefore, Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing.  Such stock options were granted to Dr. Dipp at no cost.

On December 9, 2014, Dr. Dipp received a grant of time-based restricted stock units of the Issuer representing the right to receive 30,902 shares of Common Stock.  11,588 of such restricted stock units have vested and 3,863 of such restricted stock units will vest on each of December 31, 2015, March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016.  The restricted stock units were granted to Dr. Dipp at no cost. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer withheld or will withhold shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

On December 9, 2014, Dr. Dipp was also granted performance-based restricted stock unit awards representing the right to receive a target amount of 15,451 shares of Common Stock, which will vest in equal installments on December 31, 2015 and December 31, 2016 upon meeting certain performance-based vesting conditions, provided that Dr. Dipp can earn up to 150% of such target amount (or a maximum of 23,176 shares) based upon surpassing such performance-based conditions. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer will withhold shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

On December 9, 2014, Dr. Dipp was also granted a stock option to purchase 200,000 shares of the Company’s common stock at an exercise price of $32.36 per share.  The stock option has a ten-year term and vests over four years, with 25% of the total number of shares vesting on December 9, 2015 and 6.25% of the total number of shares vesting each quarter thereafter.  50,000 of such stock options will vest within 60 days of the date of this filing, and therefore, Dr. Dipp is deemed to have beneficial ownership over such shares as of the date of this filing.  Such stock option was granted to Dr. Dipp at no cost.

On April 30, 2015, Dr. Dipp received 136,805 shares, at no cost, as a result of Longwood Fund GP, LLC distributing shares to its members.

On the following dates, Dr. Dipp purchased the following numbers of shares of Common Stock pursuant to a Rule 10b5-1 trading plan at the following prices: on November 18, 2013, Dr. Dipp purchased 400 shares of Common Stock at $8.65 per share; on December 23, 2013, Dr. Dipp purchased 300 shares of Common Stock at $9.10 per share; on January 27, 2014, Dr. Dipp purchased 300 shares of Common Stock at $9.63 per share; on May 19, 2014, Dr. Dipp purchased 450 shares of Common Stock at $7.33 per share; on June 23, 2014, Dr. Dipp purchased 450 shares of Common Stock at $8.68 per share; and on July 28, 2014, Dr. Dipp purchased 450 shares of Common Stock at $9.00 per share; on November 24, 2014, Dr. Dipp purchased 300 shares of Common Stock at $24.53 per share; on April 2, 2015, Dr. Dipp purchased 1,000 shares of Common Stock at $32.49 per share; on May 26, 2015, Dr. Dipp purchased 300 shares of Common Stock at $31.02 per share and on August 24, 2015, Dr. Dipp purchased 300 shares of Common Stock at $18.56 per share.  Such shares were acquired with the personal funds of Dr. Dipp.

Item 4.  Purpose of Transaction.

Dr. Dipp is the CEO and a member of the Board of Directors of the Issuer.  The purposes of the transactions where the Issuer granted Dr. Dipp equity awards were to compensate Dr. Dipp for her services as an executive officer of the Issuer in lieu of a cash salary from the Issuer.  All other transactions were made for investment purposes.

Other than as described above, the Reporting Person does not have any plans or proposals which would result in any of the following:

(a)              The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)              Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Issuer;

(f)                Any other material change in the Issuer’s business or corporate structure;

(g)               Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)              Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                 Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The percentage of Common Stock reported beneficially owned by Dr. Dipp is determined in accordance with SEC rules and is based upon 27,276,410 shares of the Issuer’s Common Stock outstanding as of October 15, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

(a)                                 At the close of business on October 15, 2015, Michelle Dipp, M.D., Ph.D. beneficially owned 1,436,964 shares of Common Stock, representing beneficial ownership of approximately 5.18% of the outstanding Common Stock.  966,186 of these shares are held by Dr. Dipp directly and 470,778 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of October 15, 2015.

(b)	1. Sole power to vote or direct vote:	1,436,964
	2. Shared power to vote or direct vote:	0
	3. Sole power to dispose or direct the disposition:	1,436,964
	4. Shared power to dispose or direct the disposition:	0

(c)                                  See Item 3 of the Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015

/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.